IMMUNOMATICS

AI to reduce transplant rejection and save lives


Donor matching technology to improve transplant success rates
IMMUNOMATICS

immunomatics.com San Marcos, CA

Highlights

1. Founded by a stem cell transplant survivor with training in computational biology and AI
2. Awarded a $207,740 NIH Phase I SBIR grant, non-dilutive capital, & third-party scientific validation
3. Tackling a major unmet need: roughly 1 in 5 kidney transplants fail within five years
4. AI rejection-risk scoring designed to work with data already collected in pre-transplant workflows
5. Collaboration with UC San Diego's Immunogenetics & Transplantation Lab; access to SRTR data

Featured Investor

Georgia Nicholls in Follow Invested $5,000

Syndicate Lead

Georgia excels in aligning governance and investment strategies to achieve profitable outcomes and scientific impact. As a global leader she has years of advising institutions where leveraging data as a core asset is foundational to the business.

"Immunomatics is exactly the kind of company I am excited to support—one that combines a technically strong founder, a significant medical need, and a data-driven

approach with the potential to improve patient outcomes. Having previously worked closely with the founder, I have tremendous confidence in his scientific acumen and personal motivation. As a transplant patient himself, he experienced firsthand the challenges of possible transplant rejection/GVHD and gained a unique perspective on the limitations of current transplant matching. That combination of deep scientific insight, lived experience, and determination is incredibly compelling to me."

& 43 more

Team



Lidio Meireles, PhD, MS Founder

Stem cell transplant survivor and scientist trained in computational biology and AI. Experience includes contributions to FDA-approved therapeutics at Vertex Pharmaceuticals. Leads product strategy, model design, and clinical validation.



Tonislav Ivanov, MS Senior AI Scientist

Specializes in deep learning, with 10+ years of experience spanning the aerospace, healthcare, and semiconductor sectors.



David De Oliveira Lima, MS Candidate AI Scientist

Specializes in deep learning for biomedical applications, including computational histopathology software to assess renal glomerular lesions.



Gerald P. Morris, MD, PhD Scientific Advisor

Professor and Director of the Immunogenetics and Transplantation Laboratory at UC San Diego. Advises Immunomatics on transplant immunology. Reference to UC San Diego for identification purposes only and does not imply university endorsement or support.



Vera Tomazella Biostatistician, Consultant

Professor of Biostatistics at the Federal University of Sao Carlos (UFSCar). Specializes in survival analysis, cure fraction models, and frailty modeling. Advises on survival analysis methods.



Danilo Alvares, PhD Biostatistician, Consultant

Postdoctoral Research Fellow at the University of Sao Paulo; Visiting Researcher at the MRC Biostatistics Unit, University of Cambridge. Specializes in survival analysis and Bayesian methods. Advises and conducts survival analyses.

The Problem - Too Many Failed Transplants

Behind every failed kidney transplant is a patient forced back to dialysis, a family restarting the waitlist process, and billions in avoidable healthcare costs each year.



1 in 5 kidney transplants fail within five years.


1 in 5
Kidney Transplants Fail

In blood stem cell transplantation, graft-versus-host disease (GVHD) accounts for 15-35% of deaths, and blood cancer relapse remains high at 25-50%, depending on disease risk.

Through optimal donor selection, Immunomatics aims to reduce the rates of rejection, GVHD, and cancer relapse.

The deeper issue is how donors are selected. Today's practice counts HLA mismatches and treats them as equally risky, even though evidence shows that some mismatches are well tolerated while others drive rejection. Clinicians lack a reliable tool to tell the difference, so one of the most consequential decisions in medicine is made with a blunt instrument.

A note from our founder



I am alive today because I received a blood stem cell transplant to treat relapsed lymphoma. But when my doctors evaluated potential donors, none was a perfect match, and there was no way to predict which donor would be safest.

That uncertainty stayed with me. I realized we need better tools to guide one of the most important decisions in transplantation. That is why I founded Immunomatics, to bring precision medicine to transplantation.

Lidio Meireles, PhD
FOUNDER & CEO · STEM CELL TRANSPLANT SURVIVOR

The Solution - Better Matches, Better Outcomes

Immunomatics is developing AI software that goes beyond counting mismatches, estimating the relative rejection risk of specific donor-recipient incompatibilities before transplantation. Our platform analyzes donor and patient genetic data to produce a **rejection-risk score** designed to help transplant teams select safer donors, personalize immunosuppression to each patient's risk, and monitor for rejection more effectively.

THE CORE INSIGHT

Fewer mismatches aren't always safer.

Donor	Mismatches	Risk	BY COUNT	BY RISK
Donor A Related	2 mismatches	risk 0.12	2	1
Donor B Registry	1 mismatch	risk 0.58	1	3
Donor C Registry	3 mismatches	risk 0.26	3	2

Ranked by **mismatch count**, Donor B looks safest. Ranked by **real rejection risk**, it's the most dangerous. That gap is the difference Immunomatics makes.

A rejection-risk score clinicians can act on

The approach is built to fit the clinic, not replace it. Risk analysis uses existing transplant workflow data.

HOW IT WORKS

Risk scored from data you already collect.

1. **Existing data** — HLA + non-HLA from donor, patient & procedure →
2. **AI model** — Immunobiology-informed machine learning →
3. **Risk score** — Donor selection · immunosuppression · monitoring

No additional testing required

THE OUTPUT

A clear score, at a glance.




LOW
HIGH

0.18

LOW REJECTION RISK

Designed to guide donor selection, personalize immunosuppression, and improve rejection monitoring.

Traction & credibility

CREDIBILITY

Foundations of the work.

NIH PHASE I SBIR	VERTEX PHARMACEUTICALS	SRTR
$207,740	**Founder background**	**Registry data**
Non-dilutive, peer-reviewed	Prior contributions to FDA-approved therapeutics	National transplant outcomes

$327,740 in non-dilutive + founder capital deployed before this raise.

Beyond the grant, the team is advancing discussions with transplant centers and building the data partnerships needed to validate the model against real-world outcomes. The NIH award is a meaningful external signal: independent reviewers judged both the science and the team worth funding.

Market opportunity

INITIAL GLOBAL TAM

~$220M/yr

About 220,000 solid-organ and blood stem cell transplants worldwide, at an assumed ~$1,000 in software value per procedure.

BROADER OPPORTUNITY

$1B+

Adding allogeneic cell therapies and biopharma partnerships expands the total addressable market well beyond the initial wedge.

U.S. MARKET · OUR PRIMARY FOCUS

49,000+	~9,000	~$116M
organ transplants in 2025, across 251 hospitals	allogeneic blood stem cell transplants, across 150 centers	U.S. opportunity at ~$2,000 software value per transplant

GO-TO-MARKET GOAL

10-30 early-adopter institutional accounts → **2.5-7.5%** of the U.S. transplant hospital network → **$2-6M** initial ARR, at ~$200K average contract value

Estimates reflect internal planning assumptions and remain subject to product performance, clinical validation, pricing, and commercial execution.

Forward-looking projections cannot be guaranteed

Multiple paths to scale, without re-engineering the platform

01

02

Land and expand

Widen adoption across additional transplant departments within existing hospital networks, raising contract value per customer.

Geographic expansion

Scale sales and regulatory efforts into the high-volume European and Asia-Pacific markets.

03

Strategic out-licensing

Partner with multinational transplant-diagnostic companies to embed our AI models in their existing software.

04

Biopharma partnerships

Commercial agreements with cell-therapy companies that need advanced immune-compatibility modeling.

Reasons to invest

01

Credibility at an early stage

A competitive NIH Phase I SBIR award provides third-party scientific validation and non-dilutive funding.

02

Founder-market fit

Led by a founder with both personal experience as a transplant recipient and professional training in computational biology and AI.

03

Large, unmet need

Rejection remains a major cause of failed grafts, complications, and high cost across organ and blood stem cell transplantation.

04

Impact, measured in lives

This is impact investing at its core. Better donor matches mean fewer rejections, less graft-versus-host disease, and more patients who survive and go home to their families. Your capital helps make that real.

As with any early-stage healthcare company, this opportunity is subject to scientific, execution, regulatory, and commercialization risks.

Roadmap

ROADMAP

Where we are, and where we're going.

NOW	12–18 MO	DESTINATION
Foundation	**Execution**	**Vision**
· NIH-funded development · SRTR data access · Collaboration with UC San Diego lab	· Proof of concept · Pilots at transplant centers · NIH Phase II ($2M)	· Regulatory clearance · Expansion across U.S. & abroad

The ask & use of funds

Immunomatics intends to raise **$500,000** in this offering as a Simple Agreement for Future Equity (SAFE), with a 20% **discount** and **$8M post-money valuation cap**. The proceeds will advance the platform through proof of concept and early clinical validation, allocated across four strategic areas:

01

Product development & proof of concept

02

Data acquisition & strategic partnerships

Refine algorithms, benchmark performance, and execute early clinical validation.

Expand access to transplant outcome datasets and build relationships with leading transplant centers.

USE OF FUNDS

03

Team expansion & specialist support

Add targeted talent and external expertise in technical, clinical, and regulatory areas.

04

Intellectual property protection

File and maintain patent applications in the U.S. and key markets abroad.

FAQ

What problem does Immunomatics solve?

Immunomatics AI-based software estimates the relative risk of specific donor-recipient incompatibilities before transplantation, helping clinicians optimize donor selection for better transplant outcomes, less rejection, more survival.

Who would use the platform?

Transplant centers and histocompatibility labs evaluating donor-recipient compatibility across solid organ and blood stem cell transplantation.

What role does AI play?

Immunomatics designed neural network architectures that model how immune cells recognize foreign antigens. These models learn to correlate patterns of amino acid mismatches between donor and recipient HLA with the risk of rejection (time-to-event) using transplant registry data. The risk score is then adjusted for non-HLA factors, such as donor and recipient age and comorbidities.

Does it require new tests?

No. The approach is designed to work with data that already exists in current pre-transplant workflows, which could support adoption if validated.

How is the company funded today?

A $207,740 NIH Phase I SBIR award plus $120,000 in founder capital. This round is intended to fund development, data partnerships, and clinical validation.

How can I get involved?

Invest in this round, or connect directly with founder Lidio Meireles to learn more about the science and roadmap.

Join us in improving transplant outcomes.

Your investment directly accelerates development, clinical validation, and the partnerships needed to bring this technology to real-world clinical use.

Invest now